

March 14, 2025

Timothy Kraus
Senior Vice President and Chief Financial Officer
Dana Inc.
3939 Technology Drive
Maumee, OH 43537

Re: Dana Inc.
    Form 10-K for the Fiscal Year Ended December 31, 2024
    File No. 001-01063

Dear Timothy Kraus:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Manufacturing